DIGITAL DOMAIN MEDIA GROUP, INC.
8881 South US Highway One
Port St. Lucie, FL 34952

November 14, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Susan Block

Re:	Digital Domain Media Group, Inc.
Registration Statement on Form S-1 (File No. 333-174248)

Ladies and Gentlemen:

Digital Domain Media Group, Inc., a Florida corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-174248 (as amended, the “Registration Statement”), be accelerated so that the Registration Statement will become effective under the Securities Act at 4:30 p.m. Eastern Standard Time on Monday, November 14, 2011, or as soon thereafter as practicable.  Once the Registration Statement has become effective, please orally confirm that event with our counsel, Sullivan & Triggs, LLP, by calling Brian A. Sullivan at (310) 451-8302.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments or the declaration of the Registration Statement’s effectiveness by the Commission, or the Staff acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

DIGITAL DOMAIN MEDIA GROUP, INC.

By:	/s/ Jonathan F. Teaford
Name:	Jonathan F. Teaford
Title:	Chief Financial Officer

cc:       Brian A. Sullivan, Esq., Sullivan & Triggs, LLP